Stifel, Nicolaus & Company, Incorporated
One Montgomery Street, Suite 3700
San Francisco, CA 94104
September 22, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:     Barbara C. Jacobs, Assistant Director
                     Tamara J. Tangen, Staff Accountant
                     Ryan Houseal, Attorney Advisor

Re:	SciQuest, Inc. (the “Company”)
S-1 Registration Statement, File No. 333-165720
Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended, as representative of the several underwriters (the “Underwriters”), we hereby join the Company in requesting that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4 p.m., Eastern Time, on Thursday, September 23, 2010, or as soon thereafter as practicable.
     In connection with this acceleration request and pursuant to Rule 460, please be advised that between September 2, 2010 and the date hereof, 1,450 copies of the Preliminary Prospectus dated September 2, 2010 were distributed as follows: 300 to prospective underwriters, 550 to institutional investors, 600 to retail investors and 0 to prospective dealers.
     We have been informed by the Underwriters that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely, STIFEL, NICOLAUS & COMPANY, INCORPORATED
By:	/s/ Keith Lister
	Name:	Keith Lister
	Title:	Director